Commission File Number 001-31914

Exhibit 99.1

ANNOUNCEMENT

APPROVAL OF QUALIFICATION AS DIRECTOR AND SUPERVISOR BY THE CBIRC

AND

ELECTION OF CHAIRMAN OF THE BOARD OF SUPERVISORS

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 6 June 2018 in relation to, among others, the election of Mr. Su Hengxuan as a Non-executive Director of the sixth session of the board of directors of the Company (the “Board of Directors”) and the election of Mr. Jia Yuzeng as a Non-employee Representative Supervisor of the sixth session of the board of supervisors of the Company (the “Board of Supervisors”) at the annual general meeting 2017 (the “AGM”) of the Company held on the same day.

The Company has recently received the approval of qualification of Mr. Su Hengxuan and Mr. Jia Yuzeng issued by the China Banking and Insurance Regulatory Commission (the “CBIRC”). Pursuant to the approval, the qualification of Mr. Su Hengxuan as a Director of the Company and the qualification of Mr. Jia Yuzeng as a Supervisor of the Company have been approved by the CBIRC. The term of office of each of Mr. Su Hengxuan and Mr. Jia Yuzeng commenced on 11 July 2018. With effect from the same day, Mr. Su Hengxuan began to serve as a member of the Strategy and Assets and Liabilities Management Committee of the Board of Directors. In addition, at a meeting of the Board of Supervisors held on 20 July 2018, Mr. Jia Yuzeng was elected as the Chairman of the Board of Supervisors.

Please refer to the circular of the AGM dated 12 April 2018 for the biographical details of Mr. Su Hengxuan and Mr. Jia Yuzeng.

By Order of the Board of Directors China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 20 July 2018

As at the date of this announcement, the Board of Directors comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Su Hengxuan
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie